SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________________to_______________________

Commission file number 001-14251

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

SAP America, Inc. 401(k) Plan

SAP America, Inc.

3999 West Chester Pike

Newtown Square, PA 19073

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SAP SE

Dietmar-Hopp-Allee 16

69190 Walldorf

Federal Republic of Germany

Exhibit Index appears on page II-2

SAP AMERICA, INC.

401(K)  PLAN

Exhibits

Exhibit 23.1

Note:

All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because there is no information to report.

Report of Independent Registered Public Accounting Firm

The Plan Participants and the Plan Administrator

SAP America, Inc. 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the SAP America, Inc. 401(k) Plan (the Plan) as of December 31, 2019 and 2018, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2019, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Kreischer Miller

We have served as the Plan’s auditor since 2015.

Horsham, Pennsylvania

June 24, 2020

SAP AMERICA, INC.

401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2019 and 2018

	2019	2018
Assets:
Investments, at fair value	$5,267,321,290	$4,160,978,095
Receivables:
Notes receivable from participants	31,630,706	30,774,426
Employer contributions	17,903,233	16,232,803
Participant contributions	5,328,064	4,425,559

Total receivables	54,862,003	51,432,788

Net assets available for benefits	$5,322,183,293	$4,212,410,883

See accompanying notes to financial statements.

SAP AMERICA, INC.

401(k) PLAN

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2019 and 2018

	2019	2018
Additions:
Additions to net assets attributed to:
Investment income:
Net appreciation/(depreciation) in fair value of investments	$855,308,589	$(407,175,037)
Interest and dividend income	119,105,701	177,166,792

Total investment income/(loss)	974,414,290	(230,008,245)

Interest income notes receivable from participants	1,602,006	1,405,623
Contributions:
Employer	95,212,963	93,541,580
Participant	217,900,108	200,995,691
Rollovers and Other	34,378,959	21,502,180

Total contributions	347,492,030	316,039,451

Total additions	1,323,508,326	87,436,829

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	324,190,504	184,423,746
Administrative expenses	2,546,271	2,380,380

Total deductions	326,736,775	186,804,126

Increase/(decrease) before transfers	996,771,551	(99,367,297)
Net transfer in/out of the Plan	113,000,859	9,547,157

Net increase/(decrease)	1,109,772,410	(89,820,140)

Net assets available for benefits:
Beginning of year	4,212,410,883	4,302,231,023

End of year	$5,322,183,293	$4,212,410,883

See accompanying notes to financial statements.

SAP AMERICA, INC.

401(k) PLAN

Notes to Financial Statements

(1)	Description of Plan

The following description of SAP America, Inc. 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan covering all employees of SAP America, Inc., SAP International, Inc., SAP Labs, LLC, SAP Public Services, Inc., SAP Global Marketing, Inc., SAP National Security Services, Inc., TomorrowNow, Inc., SAP Industries, Inc., Callidus, Inc., Qualtrics, LLC., Sybase, Inc., Ariba, Inc., SuccessFactors, Inc., and Hybris (U.S.) Corporation (collectively, the Company or the Companies). There are no minimum age or service requirements for employees to become eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is also subject to certain provisions of the Internal Revenue Code of 1986 (the Code). The Companies are subsidiaries of SAP SE (the Parent Company or SAP).

(b)	Contributions

Participants may contribute, on a pre-tax basis, a portion of their eligible annual compensation, as defined by the Plan, not to exceed $19,000 for 2019 and $18,500 for 2018. The Plan limits eligible compensation to the amount prescribed by Section 401(a)(17) of the Code for purposes of compensation reduction contributions and limits the amount of annual additions to the amount prescribed by Section 415(c) of the Code. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers 15 registered investment companies, one money market fund, the Parent Company’s ADR Stock Fund and 18 common collective trusts as investment options for participants. A self-directed brokerage account option is also available to allow participants to select investment options not specifically offered by the Plan. During 2019 and 2018, the Company matched 75% of the first 6% of eligible compensation that a participant contributes to the Plan. For purposes of employer matching and employer discretionary contributions, the Company’s limit for eligible compensation for purposes of calculating the employer match in 2019 and 2018 is $280,000 and $275,000, respectively. Employees are permitted to make pre-tax and after-tax contributions of up to 25% of compensation. Participants are permitted to make different contribution elections for (a) compensation consisting of bonuses and commissions, and (b) all other wages. The matching employer contribution is invested as directed by the participant and paid on a quarterly basis. Effective January 1, 2018, the Plan allows participants to elect Roth type tax treatment for a portion or all their retirement plan contributions.

The Company provides additional employer contributions for certain employees who were participants of the Company’s former pension plan. The additional employer contribution percentage ranges from 1% to 3% of eligible compensation based on the employee’s age and years of service as of December 31, 2008. The contributions are subject to annual Internal Revenue Service (IRS) compensation and contribution limits. The additional contributions for eligible participants ceased as of December 31, 2018.

Additional employer discretionary contributions may be contributed at the option of the Company and are invested as directed by the participant. Employer discretionary contributions were not made in 2019 or 2018. The employer discretionary contributions are allocated to participants who, with respect to the plan year for which a contribution is made, are employed by the Company on the last day of the plan year, have worked 1,000 hours in that year, and have elected a deferral contribution. The employer discretionary contributions are allocated as an additional matching contribution.

The applicable dollar limits on pre-tax contributions allow individuals who have reached age 50 by the end of the plan year, and who can no longer make additional pre-tax contributions because of limitations imposed by the Code or the Plan, to make additional “catch-up contributions” for that year. Eligible individuals may make “catch-up contributions” up to the lesser of (a) the individual’s compensation for the year less any other deferrals, or (b) $6,000 for 2019 and 2018.

(c)	Transfers

The net assets transferred in/out of the plan were $113,000,859 and $9,547,157 for 2019 and 2018, respectively. In 2019, this amount consisted of $115,279,211 transferred into the Plan from retirement plans of Qualtrics, LLC and Callidus, Inc. offset by $2,278,352 transferred out of the Plan. In 2018, there were $10,046,716 transferred into the Plan from acquired companies merged into the parent offset by $499,599 transferred out of the Plan.

(d)	Participant Accounts

All employer and employee contributions made to the Plan on behalf of a participant are credited to the account established in that participant’s name. As of each valuation date, each participant’s account, after considering any contributions made on behalf of that participant and allocated to their account, is credited with earnings/losses attributable to the participant’s chosen investments. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. All amounts credited to the participant’s account are invested as directed by the participant. All dividends, capital gain distributions, and other earnings received on investment options are specifically credited to a participant’s account and are immediately used to invest in additional shares of those investment options. Participant recordkeeping and administrative expenses are deducted directly from participant investment accounts.

(e)	Vesting

Participants are vested immediately in their contributions plus actual earnings/losses thereon. Vesting in the employer contribution to their accounts is based on years of service as defined in the Plan. A participant is 50% vested after two years of service and 100% vested after three years of service.

(f)	Forfeitures

Forfeitures are first applied to pay administrative expenses (in lieu of allocation to participant accounts) and then to offset required employer contributions. For the years ended December 31, 2019 and 2018, forfeitures of $43,053 and $1,057,596, respectively, were used to pay administrative expenses (in lieu of allocation to participant accounts) and/or to offset required employer contributions. At December 31, 2019 and 2018, forfeited non-vested accounts totaled $1,611,707 and $518,334, respectively.

(g)	Notes Receivable from Participants

Participants may borrow up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. The majority of the Plan’s outstanding notes receivable from participants are secured by the vested balance in each participant’s account with original terms of up to 60 months; however, a longer term may be permitted in accordance with the Plan document. The notes receivable from participants bear interest at rates, which are based upon the prevailing commercial lending rates charged by professional lenders for similarly secured personal loans. The rate currently set by the Plan Administrator is the prime interest rate plus 1% and is adjusted for new loans weekly. During the term of the loan, the rate is fixed. A maximum of two notes receivable with outstanding balances is permitted at any time for each participant. Principal and interest are paid through payroll deductions. As of December 31, 2019, the interest rates on participant notes range from 4.25% to 9.25%.

(h)	Payment of Benefits

Upon termination of employment, a participant may elect to receive a distribution equal to the value of the participant’s vested interest in their account in the form of a lump-sum amount, agreed upon installments, or a life annuity with or without a survivor option. Employees (other than 5% owners) who attain the age of 70 1⁄2 years will not be required to commence minimum distributions until they terminate employment. Employees may elect withdrawals during employment subject to the terms described in the Plan document.

(2)	Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Plan:

(a)	Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c)	Investment Valuation and Income Recognition

Plan investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Shares in the SAP ADR Stock Fund and the Vanguard Common Collective trusts are valued based on their underlying securities.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation/(depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

(d)	Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Delinquent notes receivable from a participant are reclassified as distributions based upon the terms of the Plan document.

(e)	Payment of Benefits

Benefits are recorded when paid.

(f)	Reclassifications

Certain amounts from the prior year have been reclassified to conform to the current year financial statement presentation.

(3)	Fair Value Measurements

Fair value (as described in FASB ASC Topic 820) is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. Topic 820 establishes a framework for measuring fair value. It establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.

Valuation Hierarchy

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of the fair value hierarchy under FASB ASC Topic 820 are described as follows:

Level 1

Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets. Level 1 assets and liabilities include registered investment companies (mutual funds), money market funds, common stocks and brokerage option.

Level 2

Observable inputs other than Level 1 prices, for example, quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs that are observable or can be corroborated, either directly or indirectly, for substantially the full term of the financial instrument. Level 2 assets and liabilities include items that are traded less frequently than exchange traded securities and whose model inputs are observable in the markets or can be corroborated by market observable data. Examples in this category are common collective trust funds.

Level 3

Inputs to the valuation methodology are unobservable and significant to the fair value measurement. These unobservable inputs reflect the Plan’s own assumptions about the market that participants would use to price an asset based on the best information available in the circumstances. The Plan has no Level 3 investments.

Valuation Methodologies

Following is a description of the valuation methodologies used for instruments measured at fair value. There have been no changes in the methodologies used at December 31, 2019 and 2018.

Registered Investment Companies: Mutual funds and Money Market funds are valued at the net asset value (NAV) on a market exchange. Each fund’s NAV is calculated as of the close of business of the New York Stock Exchange and National Association of Securities Dealers Automated Quotations. The funds are open-ended and trade in accordance with Securities and Exchange requirements at a quoted market price.

SAP ADR Stock Fund: The stock fund includes the Parent Company’s common stock and is valued at the closing price reported in the active market in which the individual securities are traded.

Vanguard Brokerage Option: Equities are valued at last quoted sales price as of the close of business.

Common Collective Trust Funds: These investments are public investment securities valued using the NAV provided by the Trustee. The NAV is quoted on a private market that is not active; however, the unit price is based on underlying investments, which are traded on an active market.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies and assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table summarizes, by level within the fair value hierarchy, the Plan’s investment assets at fair value as of December 31, 2019. As required by FASB ASC Topic 820, assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair value measurements using input levels
	Level 1	Level 2	Level 3	Total
Mutual Funds	$2,337,883,078	$—	$—	$2,337,883,078
Money Market Fund	2,774,435	—	—	2,774,435
SAP ADR Stock Fund	70,650,359	—	—	70,650,359
Vanguard Brokerage Option	49,428,963	—	—	49,428,963
Common Collective Trust Funds	—	2,536,911,354	—	2,536,911,354

Total investments measured at fair value	$2,460,736,835	$2,536,911,354	$—	4,997,648,189

Common Collective Trust Funds measured at net asset value*				269,673,101

Total investments				$5,267,321,290

The following table summarizes, by level within the fair value hierarchy, the Plan’s investment assets at fair value as of December 31, 2018. As required by FASB ASC Topic 820, assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair value measurements using input levels
	Level 1	Level 2	Level 3	Total
Mutual Funds	$2,250,974,606	$—	$—	$2,250,974,606
Money Market Fund	1,398,943	—	—	1,398,943
SAP ADR Stock Fund	55,560,707	—	—	55,560,707
Vanguard Brokerage Option	37,583,692	—	—	37,583,692
Common Collective Trust Funds	—	1,569,733,538	—	1,569,733,538

Total investments measured at fair value	$2,345,517,948	$1,569,733,538	$—	3,915,251,486

Common Collective Trust Funds measured at net asset value*				245,726,609

Total investments				$4,160,978,095

*

Certain investments that are measured at fair value using the net asset value (NAV) per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.

(4)	Investments in Vanguard Retirement Savings Trust (VRST)

The Plan holds an investment in a collective trust, specifically the VRST that invests in a combination of synthetic contracts (backed primarily by Vanguard bond trust funds), traditional insurance, bank contracts and contracts that are backed by bond funds and trusts. The issuers’ ability to meet these obligations may be affected by economic developments in their respective companies and industries. The VRST seeks stable returns comparable to those of short-term fixed income securities. The average maturity range of investments in the trust is 2 to 4 years.

Distributions of net investment income to unit holders are declared and accrued daily. Withdrawals may be made for the primary purposes of funding an authorized distribution, withdrawal, or loan disbursement. Certain withdrawals may be subject to market value adjustments calculated in accordance with the provisions of the investment contracts. There are no unfunded commitments.

(5)	Related-Party Transactions

Certain Plan investments are shares of mutual funds, stocks or common collective trust funds managed by an affiliate of Vanguard Fiduciary Trust Company. Vanguard Fiduciary Trust Company is the Trustee as defined by the Plan (Plan Trustee) and, therefore, these transactions qualify as party-in-interest transactions. All fees for the investment management services are paid by the Company. The Company may be reimbursed for reasonable Plan expenses paid by the Company on behalf of the Plan, provided the Company advises the Plan Trustee of the liability owed to the Company. Additionally, participants can invest in the Parent Company’s ADR Stock Fund. The Parent Company is a related party.

(6)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to amend, modify, or terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions and earnings thereon.

(7)	Tax Status

On March 13, 2018, the IRS issued a determination letter to the Company indicating that the Plan, as amended and restated as of January 1, 2006 including amendments adopted through January 30, 2017 was in compliance with the applicable provisions of the Code and the regulations thereunder. The Plan has been further amended since January 30, 2017; however, the Plan Administrator believes that the Plan is designed, and is currently being operated, in compliance with applicable provisions of the Code and therefore, believes that the Plan is qualified and the related trust is tax-exempt.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

(8)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

(9)	Subsequent Events

On January 30, 2020, the World Health Organization (“WHO”) announced a global health emergency stemming from a new strain of coronavirus that was spreading globally (the “COVID-19 Crisis”). On March 11, 2020, the WHO classified the COVID-19 Crisis as a pandemic, triggering volatility in financial markets and a significant negative impact on the global economy. As a result, the Plan’s investment portfolio has incurred a decline in fair value since December 31, 2019. However, because the values of the Plan’s individual investments have and will fluctuate in response to changing market conditions, the amount of losses that will be recognized in subsequent periods, if any, cannot be determined. The full impact of the COVID-19 Crisis continues to evolve as of the date of this report.

Effective April 20, 2020, the Plan adopted the distribution provision of the Coronavirus Aid, Relief, and Economic Security (“CARES”) Act that was signed into law on March 27, 2020. A CARES Act distribution allows the Plan’s participants to take a COVID-19 Crisis related distribution up to $100,000 from the Plan beginning on or after January 1, 2020 and before December 31, 2020. In addition, effective April 20, 2020, the Plan adopted the temporary loan repayment deferral provision of the CARES Act. The deferral provision adopted by the Plan allows qualified Plan participants who have Plan loan repayments to defer such repayments until December 31, 2020.

The Plan has evaluated subsequent events through June 24, 2020, the date the financial statements were available to be issued.

Schedule 1

SAP AMERICA, INC.

401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2019

Identity of issue, borrower, lessor, or similar party		Description of investment and notes receivable	Current value
(*)	Vanguard Funds:
	Wellington	Registered investment company	$1,331,239,282
	International Growth	Registered investment company	188,840,844
	Strategic Equity	Registered investment company	170,031,616
	Windsor II	Registered investment company	151,022,233
	Explorer	Registered investment company	136,272,632
	Global Equity	Registered investment company	125,466,442
	Small-Cap Index	Registered investment company	51,146,679
	Emerging Markets Stock Index	Registered investment company	38,094,975
	PIMCO Income Fund	Registered investment company	48,641,117
	Hartford MidCap Fund; Class Y	Registered investment company	22,125,811
	Federated Inst. High Yield Bond Fund	Registered investment company	21,734,396
	Metropolitan West Total Return Bond Fund: Class I Shares	Registered investment company	20,056,540
	Wells Fargo Special Mid Cap Value Fund; Class R6	Registered investment company	15,809,684
	Templeton Global Bond Fund; R6 Class	Registered investment company	9,557,410
	Prudential QMA Small Cap Value Fund; Class Z	Registered investment company	7,843,417
(*)	Vanguard Trusts:
	Target Retirement 2035	Common collective trust	191,256,300
	Target Retirement 2030	Common collective trust	160,906,962
	Target Retirement 2025	Common collective trust	121,414,905
	Target Retirement 2040	Common collective trust	120,074,815
	Target Retirement 2045	Common collective trust	78,776,149
	Target Retirement 2020	Common collective trust	67,280,508
	Target Retirement 2050	Common collective trust	58,621,073
	Target Retirement 2055	Common collective trust	38,647,891
	Target Retirement Income	Common collective trust	21,831,298
	Target Retirement 2060	Common collective trust	20,189,620
	Target Retirement 2015	Common collective trust	20,009,422
	Target Retirement 2065	Common collective trust	1,956,154
(*)	Vanguard Institutional 500 Index Trust	Common collective trust	679,421,733
(*)	Vanguard Institutional Total Bond Market Index Trust	Common collective trust	275,684,886
(*)	Vanguard Retirement Savings Trust	Common collective trust	269,673,101
(*)	Vanguard Institutional Total International Stock Market Index Trust	Common collective trust	266,726,872
	T.Rowe Price Blue Chip Growth Trust; Class T4	Common collective trust	263,967,744
(*)	Vanguard Institutional Extended Market Index Trust	Common collective trust	150,145,022
(*)	SAP ADR Stock Fund	American depository receipts	70,650,359
(*)	Vanguard Brokerage Option	Vanguard brokerage option	49,428,963
(*)	Vanguard Prime Money Market Fund	Interest-bearing cash account	2,774,435

	Total Investments at fair value		5,267,321,290
(*)(**)	Notes receivable from participants	Notes receivable bearing interest at rates ranging from 4.25% to 9.25% due through the year 2042	31,630,706

			$5,298,951,996

(*) Denotes party-in-interest.
(**) Current value represents unpaid principal balance plus any accrued but unpaid interest.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Plan Administrator has duly caused this Annual Report to be signed on the SAP America, Inc. 401(k) Plan’s behalf by the undersigned hereunto duly authorized.

SAP America, Inc. 401(k) Plan

By:	/s/ Jason Russell
Jason Russell
Plan Administrator

Date: June 24, 2020

II-1

Exhibit Index

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm

II-2